Exhibit 99.1

Acorn International Reports Financial Results for the Third Quarter of 2018

SHANGHAI, December 4, 2018 /PRNewswire/ — Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), today announced its unaudited financial results for the third quarter and nine months ended September 30, 2018.

Third Quarter 2018 Financial and Recent Operational Highlights

•	Net revenues increased 38.1% year-over-year in Q3 2018 to US$8.3 million
•	Gross profit rose 39.6% year-over-year in Q3 2018 to US$6.1 million
•	Gross margin increased to 73.2% in Q3 2018 from 72.4% in Q3 2017
•	Income from continuing operations was US$1.5 million in Q3 2018 compared to a loss from continuing operations of US$0.2 million in Q3 2017
•	Net income was US$3.8 million in Q3 2018 as compared to net income of US$2.3 million in Q3 2017
•	Our business Acorn Entertainment expanded its client roster to include US sports, film, television, and music celebrity talent as well as brands looking to expand their presence in China
•	Recorded Singles’ Day Sales of RMB 13.6 million, up from RMB 7.8 million in 2017
•	Signed cooperation agreement with influential media powerhouse Shanghai Media Group through one of its key content subsidiaries, Dragon Entertainment Group, to provide cross-border resources to support Acorn’s influencer management business
•	Acorn currently expects it will reach positive income from continuing operations (operational break-even) for the year 2018 for the first time in recent history

Revenue growth of 38.1% and significant operating leverage resulted in profitability at the operating level for the first time in recent history, with Acorn recording income from continuing operations of US$1.5 million, despite US$0.7 million of non-recurring expenses during the quarter.

During the third quarter, profitable growth in certain of the Company’s legacy businesses, especially the Babaka brand, remained strong and continued into the fourth quarter as evidenced by the dramatic increase in Singles’ Day sales in 2018 from 2017. Sales of Acorn Fresh, an e-commerce business within Acorn that sells high-quality frozen seafood directly to Chinese consumers, have been ramping, driven by, among other things, live streaming content supported by Acorn Streaming and Acorn Entertainment. Acorn is also hopeful that its recently signed cooperation agreement with influential media powerhouse Shanghai Media Group will allow for additional opportunities for its celebrity clientele and live streaming content to reach Chinese audiences. Acorn expects this focus on new media in China, along with further expansion on additional e-commerce B2C platforms to continue to drive e-commerce sales in the future.

The Company will continue to emphasize the e-commerce channel and is focused on leveraging its 20 years of expertise as a leading marketing and branding company in China. The Company continually evaluates new platforms with positive ROI conversion, including China’s major e-commerce platforms as well as other niche digital platforms.

Financial Results for the Third Quarter of 2018:

Total net revenues were US$8.3 million in the third quarter of 2018, up 38.1% from US$6.0 million in the third quarter of 2017, primarily due to an increase in e-commerce sales of Babaka branded products as well as other products.

Cost of sales in the third quarter of 2018 was US$2.2 million, up 34.1% from US$1.7 million in the third quarter of 2017. The increase was attributable to the increased sales volume and net revenues.

Gross profit in the third quarter of 2018 was US$6.1 million, up 39.6% from US$4.4 million in the third quarter of 2017. Gross margin was 73.2% in the third quarter of 2018, up from 72.4% in the third quarter of 2017. The slight increase in gross margin was due to a larger proportion of higher margin products in the product mix. The Company anticipates gross margins may decline from current levels in the near and medium term as the Company expands into lower margin e-commerce platforms, among other reasons.

Total operating expenses in the third quarter of 2018 were US$4.6 million, down slightly from operating expenses in the third quarter of 2017, due primarily to lower general and administrative expenses, driven partially by the net impact of one-time fees in both the third quarter of 2018 and the third quarter of 2017. The foregoing factor was partially offset by (i) an increase in selling and marketing expenses to support e-commerce sales and (ii) a decrease in other operating income due primarily to a loss of rental income following the sale of Bright Rainbow Investments Limited, a Hong Kong subsidiary that held certain fixed assets that generated rental income, partially offset by loan interest income and net revenue from Acorn Entertainment. Within general and administrative expenses, the Company incurred a one-time tax consultancy fee of US$0.7 million during the third quarter of 2018 and achieved a tax asset of US$9.0 million and a cash tax refund of US$1.1 million. Operating expenses for the third quarter of 2018 did not include any non-cash, share-based compensation, as compared to US$25,000 in share-based compensation in the third quarter of 2017.

Income from continuing operations was US$1.5 million in the third quarter of 2018, as compared to a loss from continuing operations of US$0.2 million in the third quarter of 2017.

Other income was US$2.4 million in the third quarter of 2018, primarily due to income associated with the sale of non-core assets, as compared to other income of US$2.7 million in the third quarter of 2017, which was primarily due to dividends received from Yimeng shares.

Net income from continuing operations was US$3.6 million in the third quarter of 2018, compared to net income from continuing operations of US$2.8 million in the third quarter of 2017.

Net income from discontinued operations, which reflects the sale of a majority stake in the Company’s HJX electronic learning products business to a third-party investor and operator in 2017, (Refer to “Discontinued Operations” discussion below) was US$0.2 million in the third quarter of 2018, compared to a net loss from discontinued operations of US$0.5 million in the third quarter of 2017.

Net income attributable to Acorn was US$3.8 million in the third quarter of 2018 as compared to net income attributable to Acorn of US$2.3 million in the third quarter of 2017.

As of September 30, 2018, Acorn’s cash and cash equivalents, with restricted cash, totaled US$15.7 million. Cash and equivalents, with restricted cash, totaled US$21.1 million as of December 31, 2017.

At September 30, 2018, the Company owned 32,723,600 shares of Yimeng Software Technology Co., Ltd. (“Yimeng”), a publicly traded company in China, which shares were valued at approximately US$42.2 million based on the valuation at December 31, 2017. The Company may sell shares of Yimeng from time to time based on market factors and its other investment and capital requirements.

During the third quarter of 2018, the Company repurchased 65,067 ADSs at an average price US$19.96 per ADS under its share repurchase program, which was approved by the Board of Directors on December 8, 2017.

Nine Month 2018 Financial Results

Total net revenues were US$20.0 million in the first nine months of 2018, up 31.6% from US$15.2 million in the first nine months of 2017, primarily due to an increase in e-commerce sales of Babaka branded products as well as other products.

Cost of sales in the first nine months of 2018 was US$5.7 million, up 24.9% from US$4.5 million in the first nine months of 2017.

Gross profit in the first nine months of 2018 was US$14.4 million, up 34.5% from US$10.7 million in the first nine months of 2017. Gross margin was 71.7% in the first nine months of 2018, up from 70.2% in the first nine months of 2017. The slight increase in gross margin was due to a larger proportion of higher margin products in the product mix. The Company anticipates gross margins may decline from current levels in the near and medium term as the Company expands into lower margin e-commerce platforms, among other reasons.

Total operating expenses in the first nine months of 2018 were US$13.3 million, down 3.6% from operating expenses of US$13.8 million in the first nine months of 2017, due primarily to (i) lower general and administrative expenses, driven partially by the net impact of one-time fees in both the first nine months of 2018 and the first nine months of 2017, and (ii) an increase in other operating income due primarily to loan interest income and net revenue from Acorn Entertainment, partially offset by a loss of rental income following the sale of Bright Rainbow Investments Limited, a Hong Kong subsidiary that held certain fixed assets that generated rental income. The foregoing factors were partially offset by an increase in selling and marketing expenses to support e-commerce sales. Within general and administrative expenses, the Company incurred a one-time tax consultancy fee of US$0.7 million during the first nine months of 2018 and achieved a tax asset of US$9.0 million and a cash tax refund of US$1.1 million. Operating expenses for 2018 included non-cash, share-based compensation of US$375,963, as compared to US$25,000 in share-based compensation in the first nine months of 2017.

Income from continuing operations was US$1.0 million in the first nine months of 2018, as compared to a loss from continuing operations of US$3.1 million in the first nine months of 2017.

Other income was US$30.1 million in the first nine months of 2018, primarily due to a gain on the sale of non-core assets, as compared to other income of US$11.6 million in the first nine months of 2017, which was primarily due to dividends received and gains from sales of Yimeng shares.

Net income from continuing operations was US$28.7 million in the first nine months of 2018, compared to net income from continuing operations of US$7.1 million in the first nine months of 2017.

Net loss from discontinued operations, which reflects the sale of a majority stake in the Company’s HJX electronic learning products business to a third-party investor and operator in 2017, (Refer to “Discontinued Operations” discussion below) was US$1.4 million in the first nine months of 2018, compared to net loss from discontinued operations of US$2.2 million in the first nine months of 2017.

Net income attributable to Acorn was US$27.3 million in the first nine months of 2018 as compared to net income attributable to Acorn of US$4.9 million in the first nine months of 2017.  Net income for the first nine months of 2018 includes the one-time gain of US$30.1 million from the sale of non-core assets while net income for the first nine months of 2017 includes the one-time gain of US$11.8 million due to dividends received and gains from sales of Yimeng shares.

Discontinued Operations

In 2017, Acorn reached an agreement to sell a majority stake in its HJX electronic learning products business (“HJX Business”) to a third-party investor and operator, allowing the Company to focus on businesses and brands with higher profit margins, and on achieving profitable growth of new, potentially high margin businesses. Acorn maintains a 37.5% stake in a joint venture established with this third party. As a result of this transaction, the Company shall be required by applicable accounting rules to treat the historical operations of the wholly owned HJX Business as discontinued operations and the minority stake in the HJX Business as equity in losses of affiliates in the consolidated statements of operations for all periods presented, subject to the consolidation of the HJX Business into the joint venture entity.

Conference Call

The Company will host a conference call at 8:30 a.m. ET on December 4, 2018 to discuss financial results. Dial-in details for the earnings conference call are as follows:

US/Canada: 877-260-1479

International: +1 334-323-0522

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode 3846860 to join the call. A replay will be available approximately two hours following the conclusion of the conference call through December 11, 2018 and can be accessed by dialing (888) 203-1112, or (719) 457-0820, passcode 3846860.  An archived audio file of the call will be available on the Company’s website http://www.acorninternationalir.com/news-and-events/webcasts-and-presentations/.

About Acorn International, Inc.

Acorn International is a leading marketing and branding company in China, leveraging a twenty-year direct marketing history to monetize: brand IP; content creation and distribution; and product sales; through digital media in China. Previously the leading TV infomercial company in China, Acorn today focuses on e-commerce and digital media through three divisions: 1) Product Division, 2) Content Division, and 3) Influencer Management Division

For more information, please visit:

http://www.acorninternationalir.com

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipates,” “believes,” “estimates,” “strives,” “expects,” “future,” “going forward,” “intends,” “outlook,” “plans,” “target,” “will,” and similar statements and include statements with respect to the Company’s belief it will reach positive income from continuing operations (operational break-even) for the year 2018, the hope that its recently signed cooperation agreement with Shanghai Media Group will allow for additional opportunities for its celebrity clientele and live streaming content to reach Chinese audiences, the Company’s ability to maintain healthy margins, manage expenses and generate additional cash flow, the expectation that the Company’s focus on new media in China, along with further expansion on additional e-commerce B2C platforms, will continue to drive e-commerce sales in the future anticipated trends in gross margin, including the Company’s expectation that gross margins may decline from current levels in the near and medium term as it expands into lower margin e-commerce platforms, efforts to implement its proposed business plans, including tapping into new media with positive ROI conversion, and reduction of operating expenses may not succeed as anticipated or at all. Such statements are based on management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties, and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance, or achievements to differ materially from those in these preliminary financial results and the forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events, or otherwise, except as required by law.

Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: the Company’s ability to successfully improve or introduce new products and services, including to offset declines in sales of existing products and services; the Company’s ability to stay abreast of consumer market trends and maintain the Company’s reputation and consumer confidence; the Company’s ability to execute and maintain a successful market strategy; potential unauthorized use of the Company’s intellectual property; potential disruption of the Company’s manufacturing processes; increasing competition in China’s consumer market; the Company’s U.S. tax status as a passive foreign investment company; and general economic and business conditions in China. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2017 annual report on Form 20-F filed with SEC on May 15, 2018. For a discussion of other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 8 of the Company’s Form 20-F for the fiscal year ended December 31, 2017. The Company’s actual results of operations for the third quarter of 2018 are not necessarily indicative of its operating results for any future periods. Any projections in this release are based on limited information currently available to the Company, which is subject to change. Although such projections and the factors influencing them will likely change, the Company will not necessarily update the information. Such information speaks only as of the date of this release.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

Contact:
Acorn International, Inc.	Compass Investor Relations
Mr. Martin Key	Ms. Elaine Ketchmere, CFA
Phone +86-21-5151-8888	Phone: +1-310-528-3031
Email: ir@chinadrtv.com	Email: Eketchmere@compass-ir.com
www.chinadrtv.com	www.compassinvestorrelations.com

ACORN INTERNATIONAL, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars)

	3 Months Ended September 30		9 Months Ended September 30
	2017	2018	2017	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Direct sales	5,652,017	6,991,542	14,063,719	16,867,076
Distribution sales	386,682	1,346,782	1,162,911	3,177,431
Total net revenues	6,038,699	8,338,324	15,226,630	20,044,507

Cost of revenues
Direct sales	-1,424,077	-1,819,041	-3,951,438	-4,610,589
Distribution sales	-239,725	-411,572	-590,918	-1,063,758
Total cost of revenues	-1,663,802	-2,230,613	-4,542,356	-5,674,347

Gross profit
Direct sales	4,227,940	5,172,501	10,112,281	12,256,487
Distribution sales	146,957	935,210	571,993	2,113,673
Total gross profit	4,374,897	6,107,711	10,684,274	14,370,160

Operating (expenses) income
Other selling and marketing expenses	-2,542,507	-3,183,396	-6,818,294	-8,202,320
General and administrative expenses	-2,511,256	-1,626,865	-7,961,611	-6,654,485
Other operating income, net	429,747	250,153	951,989	1,532,500
Total operating (expenses) income	-4,624,016	-4,560,108	-13,827,916	-13,324,305
Income (loss) from continuing operations	-249,119	1,547,603	-3,143,642	1,045,855

Interest income	126,941	232,614	389,495	509,237
Other income (expenses), net	2,718,327	2,355,392	11,643,029	30,057,693
Income (loss) from continuing operations before income taxes and equity in losses of affiliates	2,596,149	4,135,609	8,888,882	31,612,785

Income tax - current	175,609	-489,436	-1,774,285	-2,860,087
Income tax - deferred	-	-	-	-6,751

Income (loss) from continuing operations before equity in losses of affiliates	2,771,758	3,646,173	7,114,597	28,745,947

Discontinued operations :
Income (loss) from discontinued operations	-507,873	163,513	-2,239,243	-1,416,523

Income (loss) from discontinued operations before equity in losses of affiliates	-507,873	163,513	-2,239,243	-1,416,523

Equity in losses of affiliates	-	-	-	-

Net income (loss)	2,263,885	3,809,686	4,875,354	27,329,424

Net income (loss) attributable to non-controlling interests	-1,013	-1,196	-3,269	-3,554
Net income (loss) attributable to Acorn International, Inc.	2,264,898	3,810,882	4,878,623	27,332,978

ACORN INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

(In US dollars)

	2017/12/31	2018/09/30
		(Unaudited)

Cash and cash equivalents	21,019,834	15,634,975
Restricted cash	78,051	74,137
Accounts receivable, net	1,442,750	2,260,648
Inventory	1,516,283	1,574,915
Other prepaid expenses and current assets, net	4,030,812	4,758,259
Current portion of convertible loan	3,587,204	3,546,934
Current assets	31,674,934	27,849,868

Property and equipment, net	4,037,294	3,444,805
Held-for-sale assets	17,022,630	469,805
Available-for-sale securities	44,479,922	42,249,202
Loan to related party	3,628,415	9,530,969
Other long-term assets	64,176	92,893
Total assets	100,907,371	83,637,542

Accounts payable	2,100,933	1,916,687
Dividend payable		174,658
Accrued expenses and other current liabilities	8,643,756	7,528,792
Income taxes payable	353,635	732,039
Deferred revenue	512,009	200,583
Current liabilities	11,610,333	10,552,759

Deferred tax liability, net	1,952,990	1,899,352
Total liabilities	13,563,323	12,452,111

Ordinary shares	918,844	918,844
Additional paid-in capital	161,962,670	122,338,614
Statutory reserve	8,350,142	8,350,142
Retained earnings	(118,876,715)	(91,543,737)
Beginning balance	(126,382,395)	(95,354,619)
Net income (loss) attributable to Acorn	7,505,680	3,810,882
Accumulated other comprehensive income	60,968,963	59,279,111
Treasury stock, at cost	(26,335,296)	(28,491,779)
Total Acorn International, Inc. shareholders' equity	86,988,608	70,851,195

Noncontrolling interests	355,440	334,236
Total equity	87,344,048	71,185,431
Total liabilities and equity	100,907,371	83,637,542